As filed with the Securities and Exchange Commission on September 16, 2024

Securities Act File No. 333-237048

Investment Company Act File No. 811-23556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 16	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 21	☒
(Check appropriate box or boxes.)

DATUM ONE SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

50 S. LaSalle Street

Chicago, Illinois 60603

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (866) 494-4270

Name and Address of Agent for Service of Process	With copies to:
Barbara J. Nelligan The Northern Trust Company 50 S. LaSalle Street Chicago, Illinois 60603	Jessica Reece Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A (“Registration Statement) (File Nos. 333-237048 and 811-23556) of Datum One Series Trust® (the “Trust”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits (d)(v), (h)(vii), (h)(xxii) and (p)(v) to Item 28 of Part C and updating Items 31, 32 and 33 of Part C to the Registration Statement. No changes have been made to Part A, B, or C of the Registration Statement, other than to Item 28, 31, 32 and 33 of Part C, as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 16 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation.

(i)	Agreement and Declaration of Trust dated February 28, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(ii)	Amended and Restated Agreement and Declaration of Trust dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(iii)

First Amendment to the Amended and Restated Agreement and Declaration of Trust dated December 5, 2023 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 9 dated February 15, 2024 is hereby incorporated by reference.

(iv)

Second Amendment to the Amended and Restated Agreement and Declaration of Trust dated February 27, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 10 dated March 15, 2024 is hereby incorporated by reference.

(b)	By-Laws.

(i)	By-Laws dated February 28, 2020 which were filed as an Exhibit to the Registrant’s Form N-1A dated May 13, 2022 is hereby incorporated by reference.

(c)	Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.

(i)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended & Restated Agreement and Declaration of Trust

(ii)	Article 9 (Issuance of Shares and Share Certificates) of the Amended & Restated By-laws

(d)	Investment Advisory Contracts.

(i)

Investment Management Agreement between the Registrant and Polar Capital LLP, on behalf of Polar Capital Emerging Market Stars Fund, dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(ii)

Amended Schedule A dated November 8, 2022 to the Investment Management Agreement between the Registrant and Polar Capital LLP which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(iii)

Investment Management Agreement between the Registrant and Polar Capital LLP, on behalf of Polar Capital International Small Company Fund, dated June 25, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(iv)

Investment Management Agreement between the Registrant and Brandes Investment Partners, L.P., on behalf of the Funds advised by Brandes Investment Partners, L.P. which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(v)	Investment Sub-Advisory Agreement between Polar Capital LLP and Polar Capital (America) Corporation, on behalf of the Polar International Small Company Fund, dated September 6, 2024 is filed herewith.

(e)	Underwriting Contracts.

(i)

Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated March 3, 2020 and Form of Dealer Agreement which was filed as an Exhibit to the Registrant’s Form N-1A dated April 15, 2020 is hereby incorporated by reference.

(ii)

First Amendment to the Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated July 2, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 16, 2020 is hereby incorporated by reference.

(iii)

Novation of Distribution Agreement between the Registrant and Foreside Financial Services, LLC was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(iv)

First Amendment to the Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated November 8, 2022 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(v)

Second Amendment to the Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated April 8, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(vi)

Third Amendment to the Distribution Agreement between the Registrant and Foreside Financial Services, LLC dated May 22, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(vii)

Distribution Services Agreement between Polar Capital LLP and Foreside Financial Services, LLC dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated April 15, 2020 is hereby incorporated by reference.

(viii)

First Amendment to Distribution Services Agreement between Polar Capital LLP and Foreside Financial Services, LLC dated July 2, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 16, 2020 is hereby incorporated by reference.

(ix)

Distribution Services Agreement between Brandes Investment Partners, L.P. and Foreside Financial Services, LLC dated July 1, 2024 which was filed as an Exhibit to the Registrant’s Form N-1A dated August 5, 2024 is hereby incorporated by reference.

(f)	Bonus or Profit Sharing Contracts. None.

(g)	Custodial Agreement.

(i)

Custody Agreement between the Registrant and The Northern Trust Company dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(ii)

First Amended Schedule B to the Custody Agreement between the Registrant and The Northern Trust Company dated July 2, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 16, 2020 is hereby incorporated by reference.

(iii)

Second Amended Schedule B to the Custody Agreement between the Registrant and The Northern Trust Company dated November 9, 2022 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(iv)

Amendment to the Custody Agreement between the Registrant and The Northern Trust Company dated March 8, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 10 dated March 15, 2024 is hereby incorporated by reference.

(v)

Amended Schedule B to the Custody Agreement between the Registrant and The Northern Trust Company dated June 14, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(h)	Other Material Contracts.

(i)

Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(ii)

First Amended Schedule A to the Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated July 2, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 16, 2020 is hereby incorporated by reference.

(iii)

Second Amended Schedule A to the Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated November 9, 2022 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(iv)

Amended and Restated Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated March 8, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 10 dated March 15, 2024 is hereby incorporated by reference.

(v)

Amended Schedule A to the Amended and Restated Transfer Agency and Service Agreement dated June 14, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(vi)

Fund Officer Agreement between the Registrant and Foreside Fund Officer Services, LLC dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated April 15, 2020 is hereby incorporated by reference.

(vii)	First Amendment to the Fund Officer Agreement between the Registrant and Foreside Fund Officer Services, LLC dated August 5, 2024 is filed herewith.

(viii)

Expense Limitation Agreement between Registrant and Polar Capital LLP, on behalf of Polar Capital Emerging Market Stars Fund, dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated April 15, 2020 is hereby incorporated by reference.

(ix)

Amended Expense Limitation Agreement between Registrant and Polar Capital LLP, on behalf of Polar Capital Emerging Market Stars Fund, dated December 1, 2020 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 3 dated July 28, 2021 is hereby incorporated by reference.

(x)

Second Amended and Restated Expense Limitation Agreement between Registrant and Polar Capital LLP, on behalf of Polar Capital Emerging Market Stars Fund, dated July 13, 2021 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 3 dated July 28, 2021 is hereby incorporated by reference.

(xi)

First Amended Schedule A to the Second Amended and Restated Expense Limitation Agreement between the Registrant and Polar Capital LLP, on behalf of the Funds, dated November 8, 2022 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(xii)

Expense Limitation Agreement between Registrant and Polar Capital, LLP, on behalf of Polar Capital International Small Company Fund, dated June 25, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(xiii)

Expense Limitation Agreement between Registrant and Brandes Investment Partners, L.P., on behalf of the Funds advised by Brandes Investment Partners, L.P., dated May 1, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(xiv)

Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(xv)

First Amended Schedule D to the Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated July 2, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 16, 2020 is hereby incorporated by reference.

(xvi)

Amendment to the Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated November 9, 2022 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(xvii)

Amendment to the Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated March 8, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 10 dated March 15, 2024 is hereby incorporated by reference.

(xviii)

Amended Schedule A and D to the Amended Fund Administration and Accounting Services Agreement between the Registrant and The Northern Trust Company dated June 14, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(xix)

Fund of Funds Investment Agreement between the Registrant and Fidelity Rutland Square Trust II dated June 26, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 15 dated August 5, 2024 is hereby incorporated by reference.

(xx)

Securities Lending Authorization Agreement between the Registrant and The Northern Trust Company dated July 12, 2024 which was field as an Exhibit to the Registrant’s Post-Effective Amendment No. 15 dated August 5, 2024 is hereby incorporated by reference.

(xxi)

Investment Advisory Fee Waiver Agreement between the Registrant and Brandes Investment Partners, L.P., on behalf of the Brandes Core Plus Fixed Income Fund, dated May 22, 2024 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 15 dated August 5, 2024 is hereby incorporated by reference.

(xxii)

Fund Risk Management and Oversight Agreement between the Registrant on behalf of the Polar International Small Company Fund and Carne Global Financial Services (US) LLC dated August 27, 2024 is filed herewith.

(xxiii)	Power of Attorney for Ryan D. Burns which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(xxiv)	Power of Attorney for JoAnn S. Lilek which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(xxv)	Power of Attorney for Patricia A. Weiland which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(xxvi)	Power of Attorney for Lloyd A. Wennlund which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(i)	Legal Opinion and Consent.

(i)

Legal Opinion and Consent of Ropes & Gray LLP as to the Polar Capital Emerging Market Stars Fund, which was filed as an Exhibit to the Registrant’s Form N-1A filed on August 21, 2020, is hereby incorporated by reference.

(ii)

Legal Opinion and Consent of Ropes & Gray LLP as to the Polar Capital Emerging Market ex-China Stars Fund, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 7 dated January 31, 2023 is hereby incorporated by reference.

(iii)

Legal Opinion and Consent of Ropes & Gray LLP as to the Polar Capital International Small Company Fund which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 13 dated June 28, 2024 is hereby incorporated by reference.

(iv)

Legal Opinion and Consent of Ropes & Gray LLP as to the Brandes International Equity Fund, Brandes Global Equity Fund, Brandes Emerging Markets Value Fund, Brandes International Small Cap Equity Fund, Brandes Small Cap Value Fund, Brandes Core Plus Fixed Income Fund, and Brandes Separately Managed Account Reserve Trust, which was filed as an Exhibit to the Registrant’s Form N-14 filed on March 13, 2024 is hereby incorporated by reference.

(j)	Other Opinions.

(i)	None

(k)	Omitted Financial Statements. None.

(l)	Initial Capital Agreements.

(i)

Subscription Agreement between the Registrant and the Initial Investor of the Polar Capital Emerging Market Stars Fund, which was filed as an Exhibit to the Registrant’s Form N-1A filed on August 21, 2020, is hereby incorporated by reference.

(m)	Rule 12b-1 Plan.

(i)	Rule 12b-1 Plan adopted on December 5, 2023, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(ii)	Shareholder Services Plan adopted on December 5, 2023, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(n)	Rule 18f-3 Plan.

(i)	Rule 18f-3 Plan adopted on December 5, 2023, which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(o)	Reserved.

(p)	Code of Ethics.

(i)	Registrant’s Code of Ethics dated March 3, 2020 which was filed as an Exhibit to the Registrant’s Form N-1A dated March 10, 2020 is hereby incorporated by reference.

(ii)	Polar Capital LLP’s Code of Ethics dated 2023 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 27, 2023 is hereby incorporated by reference.

(iii)	Foreside Financial Services, LLC’s Code of Ethics dated December 31, 2022 which was filed as an Exhibit to the Registrant’s Form N-1A dated July 27, 2023 is hereby incorporated by reference.

(iv)

Brandes Investment Partners, L.P.’s Code of Ethics dated February 2023 which was filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 11 dated May 1, 2024 is hereby incorporated by reference.

(v)	Polar Capital (America) Corporation’s Code of Ethics dated 2024 is filed herewith.

Item 29. Control Persons. None.

Item 30. Indemnification.

Reference is made to Article VIII of the Registrant’s Agreement and Declaration of Trust. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers’ liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Business and Other Connections of Investment Adviser.

Polar Capital LLP, 16 Palace Street, London, SW1E 5JD, United Kingdom is registered as an investment adviser. Additional information about the adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the adviser’s Form ADV, file number 801-64644. Neither the adviser, nor its officers or directors, have engaged in another business of a substantial nature during the last two years.

Brandes Investment Partners, L.P., 4275 Executive Square, 5th Floor, La Jolla, California 92037, is registered as an investment adviser. Additional information about the business, profession, vocation or employment of a substantial nature of Brandes Investment Partners, L.P. and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the adviser’s Form ADV, file number 801-24896. Neither the adviser, nor its officers or directors, have engaged in another business of a substantial nature during the last two years.

With respect to the investment subadviser, Polar Capital (America) Corporation, 17 Old Kings Highway South, Darien, Connecticut 06820, is registered as an investment adviser. Additional information about the adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the subadviser’s Form ADV, file number 801-71922. Neither the subadviser, nor its officers or directors, have engaged in another business of a substantial nature during the last two years.

Item 32. Principal Underwriter

Item 32(a)	Foreside Financial Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	13D Activist Fund, Series of Northern Lights Fund Trust
2.	2nd Vote Funds
3.	AAMA Equity Fund, Series of Asset Management Fund
4.	AAMA Income Fund, Series of Asset Management Fund
5.	Advisers Investment Trust
6.	AG Twin Brook Capital Income Fund
7.	AltShares Trust
8.	American Beacon AHL Trend ETF, Series of American Beacon Select Funds
9.	American Beacon GLG Natural Resources ETF, American Beacon Select Funds
10.	Aristotle Funds Series Trust
11.	Boston Trust Walden Funds (f/k/a The Boston Trust & Walden Funds)
12.	Bow River Capital Evergreen Fund
13.	Constitution Capital Access Fund, LLC
14.	Datum One Series Trust
15.	Diamond Hill Funds

16.	Driehaus Mutual Funds
17.	FMI Funds, Inc.
18.	Impax Funds Series Trust I (f/k/a Pax World Funds Series Trust I)
19.	Impax Funds Series Trust III (f/k/a Pax World Funds Series Trust III)
20.	Inspire 100 ETF, Series of Northern Lights Fund Trust IV
21.	Inspire 500 ETF, Series of Northern Lights Fund Trust IV
22.	Inspire Corporate Bond ETF, Series of Northern Lights Fund Trust IV
23.	Inspire Fidelis Multi Factor ETF, Series of Northern Lights Fund Trust IV
24.	Inspire Global Hope ETF, Series of Northern Lights Fund Trust IV
25.	Inspire International ETF, Series of Northern Lights Fund Trust IV
26.	Inspire Momentum ETF, Series of Northern Lights Fund Trust IV
27.	Inspire Small/Mid Cap ETF, Series of Northern Lights Fund Trust IV
28.	Inspire Tactical Balanced ETF, Series of the Northern Lights Fund Trust IV
29.	Macquarie Energy Transition ETF, Series of Macquarie ETF Trust
30.	Macquarie Global Listed Infrastructure ETF, Series of Macquarie ETF Trust
31.	Macquarie Tax-Free USA Short Term ETF, Series of Macquarie ETF Trust
32.	Macquarie Focused Large Growth ETF, Series of Macquarie ETF Trust
33.	Meketa Infrastructure Fund
34.	Nomura Alternative Income Fund
35.	PPM Funds
36.	Praxis Mutual Funds
37.	Primark Meketa Private Equity Investments Fund
38.	SA Funds – Investment Trust
39.	Sequoia Fund, Inc.
40.	Simplify Exchange Traded Funds
41.	Siren ETF Trust
42.	Tactical Dividend and Momentum Fund, Series of Two Roads Shared Trust
43.	TCW ETF Trust
44.	Zacks Trust

Item 32(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant

Teresa Cowan	Three Canal Plaza, Suite 100, Portland, ME 04101	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Jennifer A. Brunner	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	Three Canal Plaza, Suite 100, Portland, ME 04101	Treasurer	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

Item 32(c)	Not applicable.

Item 33. Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and the Rules promulgated thereunder will be maintained by the Registrant at 50 S. LaSalle St., Chicago, IL 60603; the Registrant’s administrator, transfer agent, fund accounting agent, and custodian, The Northern Trust Company, 50 S. LaSalle St., Chicago, IL 60603; the Registrant’s compliance and financial control services service provider, Foreside Fund Officer Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101; the Registrant’s distributor, Foreside Financial Services, LLC, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101; Polar Capital LLP, 16 Palace Street, London, SW1E 5JD, United Kingdom for certain records of the Funds advised by Polar Capital LLP; Brandes Investment Partners, L.P., 4275 Executive Square, 5th Floor, La Jolla, California 92037 for certain records of the Funds advised by Brandes Investment Partners, L.P; and Polar Capital (America) Corporation, 17 Old Kings Highway South, Darien, Connecticut 06820 for certain records of the Funds subadvised by Polar Capital (America) Corporation.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Chicago, State of Illinois, on the 16th day of September, 2024.

Datum One Series Trust

By:	/s/ Barbara J. Nelligan
Barbara J. Nelligan, President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Barbara J. Nelligan Barbara J. Nelligan	President (Principal Executive Officer)	September 16, 2024

Ryan D. Burns Ryan D. Burns*	Trustee	September 16, 2024

JoAnn S. Lilek JoAnn S. Lilek*	Trustee	September 16, 2024

Patricia A. Weiland Patricia A. Weiland*	Trustee	September 16, 2024

Lloyd A. Wennlund Lloyd A. Wennlund*	Trustee	September 16, 2024

/s/ Tracy L. Dotolo Tracy L. Dotolo	Treasurer (Principal Financial Officer)	September 16, 2024

By:	/s/ Barbara J. Nelligan
Barbara J. Nelligan, as Attorney-in-Fact

*	Pursuant to Power of Attorney

Exhibit Index

(d)(v)	Investment Sub-Advisory Agreement

(h)(vii)	First Amendment to the Fund Officer Agreement

(h)(xxii)	Fund Risk Management and Oversight Agreement

(p)(v)	Polar Capital (America) Corporation’s Code of Ethics